Advanced Health Intelligence Ltd

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

January 17, 2024

Megan Akst

Kathleen Collins

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanced Health Intelligence Ltd.

Form 20-F for the Fiscal Year Ended June 30, 2023

File No. 001-41089

Dear Ms. Akst and Ms. Collins,

This letter sets forth the Company’s response to the comments contained in the letter dated December 18, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2023 (the “Form 20-F”). The Staff’s comment is repeated below in bold and followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended June 30, 2023

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 37

1.	Please revise your results of operations discussion throughout to include both a qualitative and quantitative discussion of the reasons underlying material changes in each of the line items in your statement of operations, including any offsetting factors. For example, your discussion of revenue simply reiterates information that can be obtained from your financial statements but does not discuss the drivers behind the increase in revenue. Similarly, you have not included a discussion of the change in expenses. Refer to Item 5A of Form 20-F.

Response: We have revised our results of operations discussion to include both a qualitative and quantitative discussion of the reasons underlying material changes in each of the line items in our statement of operations and to include a discussion of the change in expenses.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures, page 80

2.	Please revise to include the conclusion of your chief executive and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Also, revise your current reference regarding the definition of disclosure controls and procedures to refer to Rule 13(a)-15(e). Refer to Item 15(a) of Form 20-F.

Response: We have revised our disclosure to include the conclusion of our chief executive and chief financial officer regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report and to change our reference regarding definition of disclosure controls and procedures.

B. Management’s Annual Report on Internal Control over Financial Reporting, page 80

3.	We note that you did not include a report of management’s assessment regarding internal control over financial reporting “due to a transition period established by the rules of the SEC for newly public companies.” Since this is your second Form 20-F filing, these transition rules no longer apply to the company. Please amend your filing to include management’s assessment of internal control over financial reporting. Refer to Item 15(d) of Form 20-F.

Response: We have amended our filing to include management’s assessment of internal control over financial reporting.

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at +61-(408)012-600 or the Company’s U.S. counsel, Lawrence Metelitsa of Lucosky Brookman LLP at (732)395-4405 or lmetelitsa@lucbro.com.

Very truly yours,

/s/ Simon Durack
Simon Durack
Chief Financial Officer

cc:	Lawrence Metelitsa, Esq., Lucosky Brookman LLP